

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Mr. Brian J. Recatto
Chief Executive Officer
Omni Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, LA 70520

> **Re:** **Omni Energy Services Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 8, 2008**
> **Form 8-K Filed July 10, 2008**
> **File No. 000-23383**

Dear Mr. Recatto:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.   Please expand your disclosure to identify known material trends, events, demands, commitments and uncertainties within your business and your industry, particularly in regards to continuing revenues and costs of revenues. Include discussion and analysis of how these material trends, events, demands, commitments and uncertainties have impacted the results of your operations, including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.

        Please also expand your discussion and analysis to provide guidance on whether or not the historical results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.

        Your expanded discussion and analysis should also include a narrative discussion of the extent to which increases in revenues – after considering the impact of business combinations – are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

        Please refer to Item 303(a)(3) of Regulation S-K and FRC Section 501.12. Please also refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." This can be located at our website at:

                        http://www.sec.gov/rules/interp/33-8350.htm.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 48

2.   Please expand your disclosure of "operating revenue" and "direct costs" to indicate whether these items contain amounts related to tangible products, rentals, services or other. Please present separately on the face of your financial

statements, the amounts related to tangible products, income from rentals, revenues from services and other revenues. Please also state separately the amount of cost of tangible goods sold, expenses applicable to rental income, cost of services, and expenses applicable to other revenues that correspond to the revenue categories. Please refer to Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies

Use of Estimates, page 54

3.   We note you disclose a change in amortization periods for the intangibles acquired as part of the Trussco acquisition. Please tell us whether you consider this change to be a change in accounting estimate as contemplated in paragraph 10 of APB 20. If so, please tell us what new events have occurred, experience has been acquired, or additional information has been obtained that prompted the change. Please also tell us your basis for disclosing pro forma net income and earnings per share measures.

4.   In relation to your disclosure of a valuation supported by a fairness opinion issued by an independent third party, please provide us a copy of the fairness opinion and tell us the circumstances surrounding the engagement of the third party.

Note 5 – Intangible Assets, page 65

5.   Please expand your disclosure to provide information about the carrying amounts and changes in goodwill for each reportable segment. Please also disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed. Refer to paragraph 45 of FAS 142.

Note 9 – Stockholders' Equity

Earnings per Share, page 70

6.   Please expand your disclosure to include computations of basic and diluted earnings per share, including a reconciliation of the numerator used in your computations. Refer to paragraph 40 of FAS 128. Please also provide us with a sample of your disclosure showing the computations for your 2005, 2006 and 2007 fiscal years.

Note 10 – Income Taxes, page 75

7.   Please expand your disclosure to identify whether you classify income tax interest and penalties within either income tax or interest expense. Refer to paragraphs 19 and 20 of FIN 48.

Note 12 – Acquisitions

Preheat, Inc., page 77

8.   In relation to your determination of the Preheat, Inc. acquisition cost, we note you have attributed $3.0 million of your acquisition price to 900,000 common shares issued in the exchange. Please tell us what date you used to value these equity securities. In your response, please reference Issue 1 of EITF 99-12 as applicable.

Rig Tools, page 77

9.   In relation to your November 2006 purchase of Rig Tools, Inc., we note your disclosure that "the final allocation of the purchase price has not been completed." Please tell us the circumstances which have resulted in an allocation period greater than one year and your basis for extending the allocation period.

Unaudited Pro Forma Results of Operations, page 80

10.   Please tell us your basis for disclosing 2005 unaudited pro forma results of operations. Refer to paragraph 54 of FAS 141.

Controls and Procedures

Disclosure Controls and Procedures, page 85

11.   We note your management has concluded that your "disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act. This comment also applies to your disclosure of Controls and Procedures in Item 4 of your quarterly reports filed on Form 10-Q.

12.   In reference to your assessment of disclosure controls and procedures, we note you state "as described below under Management's Annual Report on Internal Control over Financial Reporting…" Please note that management's assessment of disclosure controls and procedures is independent of management's report on internal controls over financial reporting. Please remove any reference to management's report on internal controls over financial reporting from your disclosure related to management's assessment of disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2 – Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Recent Developments, page 21

13.   We note your disclosure of a settlement with Siemens Water Technologies for which you accrued an amount of approximately $3.1 million in the quarterly period ended March 31, 2008. In relation to the claim from Siemens, please provide us with a timeline of the dates on which claims were made and facts were known by the company. Please also tell us why this contingency was not disclosed in your Form 10-K for the year ended December 31, 2007.

14.   We note your disclosure of lawsuits originating from the former owners of Preheat, Inc. Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5. Please also disclose whether any amounts have been accrued under the guidance of paragraph 8 of FAS 5. If no accrual for a loss contingency has been made, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of FAS 5. Please include a sample of your expanded disclosure in your response to this comment.

Form 8-K Filed July 10, 2008

Exhibit 99.1 – Industrial Lift Truck and Equipment Co., Inc. Audited Historical Financial Statements

Independent Auditor's Report, page 1

15.   We note the financial statements of the acquired business include an audit report that is qualified due to a limitation on the scope of the audit. Please obtain and file a new audit report that is unqualified. Refer to SAB Topic 1.E.2.

Statement of Operations, page 3

16.   From your disclosure of "sales of goods and services" and "cost of goods sold," it is unclear whether these items contain amounts related sales of tangible products, income from rentals, revenues from services or other revenues. Please present separately on the face of your financial statements, the amounts related to tangible products, income from rentals, revenues from services and other revenues. Please also state separately the amount of cost of tangible goods sold, expenses applicable to rental income, cost of services, and expenses applicable to other revenues that correspond to the revenue categories. Please refer to Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

17.   We note several operating expense items which appear to have been excluded from cost of goods or services sold, and your calculation of gross profit. It is unclear why these costs relate to operating expenses but not cost of sales. Please tell us whether any of these expenses were incurred as costs of sales, and if so, why they have been excluded from costs of goods and services in your calculation of gross profit. To the extent these expenses are not a cost of sale, please tell us the nature of these expenses and how they relate to other operating expenses excluded from your calculation of gross profit.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief